Teva Announces Exclusive Launch of Generic Viread® in the United States

Jerusalem, December 15, 2017— Teva Pharmaceutical Industries Ltd., (NYSE and TASE: TEVA) today announced the exclusive launch of generic Viread®1 (tenofovir disoproxil fumarate) tablets 300 mg in the U.S.

Tenofovir disoproxil fumarate tablets are a nucleotide analog HIV-1 reverse transcriptase inhibitor indicated in combination with other antiretroviral agents for the treatment of HIV-1 infection in adults and pediatric patients 2 years of age and older. Additionally, tenofovir disoproxil fumarate tablets are an HBV reverse transcriptase inhibitor, indicated for the treatment of chronic hepatitis B in adults and pediatric patients 12 years of age and older.

“Currently, 1.1 million people in the U.S are living with HIV2 and an estimated 850,000 to 2.2 million have chronic hepatitis B virus infection,”3 said Brendan O’Grady, Executive Vice President, North America Commercial at Teva.. “The launch of generic Viread is an important addition to our portfolio; but, more importantly, it brings an effective, affordable treatment option to these patients in an area that’s lacking.”

With nearly 600 generic medicines available, Teva has the largest portfolio of FDA-approved generic products on the market and holds the leading position in first-to-file opportunities, with over 100 pending first-to-files in the U.S. Currently, one in seven generic prescriptions dispensed in the U.S. is filled with a Teva generic product.

Viread® had annual sales of approximately $762 million in the U.S., according to IMS data as of October 2017.

About Tenofovir Disoproxil Fumarate Tablets

Tenofovir disoproxil fumarate tablets are indicated in combination with other antiretroviral agents for the treatment of HIV-1 infection in adults and pediatric patients 2 years of age and older.

Tenofovir disoproxil fumarate tablets are indicated for the treatment of chronic hepatitis B in adults and pediatric patients 12 years of age and older. The indication in adults is based on safety and efficacy data from treatment of subjects who were nucleoside-treatment-naïve and subjects who were treatment-experienced with documented resistance to lamivudine. Subjects were adults with HBeAg-positive and HBeAg-negative chronic hepatitis B with compensated liver disease. Tenofovir disoproxil fumarate tablets were evaluated in a limited number of subjects with chronic hepatitis B and decompensated liver disease. The numbers of subjects in clinical trials who had adefovir resistance-associated substitutions at baseline were too small to reach conclusions of efficacy.

Important Safety Information
Severe acute exacerbations of hepatitis have been reported in HBV-infected patients who have discontinued anti-hepatitis B therapy, including tenofovir disoproxil fumarate.

Renal impairment, including cases of acute renal failure and Fanconi syndrome (renal tubular injury with severe hypophosphatemia), has been reported with the use of tenofovir disoproxil fumarate. Lactic acidosis and severe hepatomegaly with steatosis, including fatal cases, have been reported with the use of nucleoside analogs, including tenofovir disoproxil fumarate, alone or in combination with other antiretrovirals.

Tenofovir disoproxil fumarate tablets should not be used in combination with other drugs containing tenofovir disoproxil fumarate or tenofovir alafenamide, including ATRIPLA®, COMPLERA®, DESCOVY®, GENVOYA®, ODEFSEY®, STRIBILD®, TRUVADA®, or VEMLIDY®. Tenofovir disoproxil fumarate should not be administered in combination with HEPSERA® (adefovir dipivoxil).

Due to the risk of development of HIV-1 resistance, tenofovir disoproxil fumarate should only be used in HIV-1 and HBV coinfected patients as part of an appropriate antiretroviral combination regimen. Bone effects, including decreases in bone mineral density (BMD), increases in biochemical markers of bone metabolism, and mineralization defects, have been reported in association with the use of tenofovir disoproxil fumarate. Immune reconstitution syndrome has been reported in HIV-infected patients treated with combination antiretroviral therapy, including tenofovir disoproxil fumarate.

Clinical trials in HIV-infected subjects have demonstrated that certain regimens that only contain three nucleoside reverse transcriptase inhibitors (NRTI) are generally less effective than triple drug regimens containing two NRTIs in combination with either a non-nucleoside reverse transcriptase inhibitor or a
HIV-1 protease inhibitor.

In clinical trials of adult subjects with HIV-1 infection, the most common adverse reactions (incidence greater than or equal to 10%, Grades 2 to 4) were rash, diarrhea, headache, pain, depression, asthenia, and nausea. Adverse reactions in pediatric subjects with HIV-1 infection were consistent with those observed in adults.

In clinical trials of adult subjects with chronic hepatitis B and compensated liver disease, the most common adverse reaction (all grades) was nausea (9%). In a clinical trial of adult subjects with chronic hepatitis B and decompensated liver disease, the most common adverse reactions (incidence greater than or equal to 10%, all grades) were abdominal pain, nausea, insomnia, pruritus, vomiting, dizziness, and pyrexia. Adverse reactions in pediatric subjects with chronic hepatitis B were consistent with those observed in adults.

For more information, please see accompanying Full Prescribing Information, including Boxed Warning.

About Teva

Teva Pharmaceutical Industries Ltd. (NYSE and TASE: TEVA) is a leading global pharmaceutical company that delivers high-quality, patient-centric healthcare solutions used by approximately 200 million patients in 60 markets every day. Headquartered in Israel, Teva is the world’s largest generic medicines producer, leveraging its portfolio of more than 1,800 molecules to produce a wide range of generic products in nearly every therapeutic area. In specialty medicines, Teva has the world-leading innovative treatment for multiple sclerosis as well as late-stage development programs for other disorders of the central nervous system, including movement disorders, migraine, pain and neurodegenerative conditions, as well as a broad portfolio of respiratory products. Teva is leveraging its generics and specialty capabilities in order to seek new ways of addressing unmet patient needs by combining drug development with devices, services and technologies. Teva’s net revenues in 2016 were $21.9 billion. For more information, visit www.tevapharm.com.

Cautionary Note Regarding Forward-Looking Statements
This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 regarding the launch and potential benefits of Teva’s generic version of Viread®, which are based on management’s current beliefs and expectations and are subject to substantial risks and uncertainties, both known and unknown, that could cause our future results, performance or achievements to differ significantly from that expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to:

commercial success of Teva’s generic version of tenofovir disoproxil fumarate, including due to a potential launch of an Authorized Generic vesrion;
our generics medicines business, including: that we are substantially more dependent on this business, with its significant attendant risks, following our acquisition of Allergan plc’s worldwide generic pharmaceuticals business (“Actavis Generics”); our ability to realize the anticipated benefits of the acquisition (and any delay in realizing those benefits) or difficulties in integrating Actavis Generics; the increase in the number of competitors targeting generic opportunities and seeking U.S. market exclusivity for generic versions of significant products; price erosion relating to our generic products, both from competing products and as a result of increased governmental pricing pressures; and our ability to take advantage of high-value biosimilar opportunities;
our business and operations in general, including: uncertainties relating to the potential benefits and success of our new organizational structure and recent senior management changes; the potential success and our ability to effectively execute a restructuring plan; our ability to develop and commercialize additional pharmaceutical products; manufacturing or quality control problems, which may damage our reputation for quality production and require costly remediation; interruptions in our supply chain; disruptions of our or third party information technology systems or breaches of our data security; the failure to recruit or retain key personnel; the restructuring of our manufacturing network, including potential related labor unrest; the impact of continuing consolidation of our distributors and customers; variations in patent laws that may adversely affect our ability to manufacture our products; adverse effects of political or economic instability, major hostilities or terrorism on our significant worldwide operations; and our ability to successfully bid for suitable acquisition targets or licensing opportunities, or to consummate and integrate acquisitions; and
compliance, regulatory and litigation matters, including: costs and delays resulting from the extensive governmental regulation to which we are subject; the effects of reforms in healthcare regulation and reductions in pharmaceutical pricing, reimbursement and coverage; potential additional adverse consequences following our resolution with the U.S. government of our FCPA investigation; governmental investigations into sales and marketing practices; potential liability for sales of generic products prior to a final resolution of outstanding patent litigation; product liability claims; increased government scrutiny of our patent settlement agreements; failure to comply with complex Medicare and Medicaid reporting and payment obligations; and environmental risks.

and other factors discussed in our Annual Report on Form 20-F for the year ended December 31, 2016 (“Annual Report”) and in our other filings with the U.S. Securities and Exchange Commission (the “SEC”). Forward-looking statements speak only as of the date on which they are made, and we assume no obligation to update or revise any forward-looking statements or other information contained herein, whether as a result of new information, future events or otherwise. You are cautioned not to rely on these forward-looking statements. You are advised to consult any additional disclosures we make in our reports to the SEC on Form 6-K, as well as the cautionary discussion of risks and uncertainties under “Risk Factors” in our Annual Report. These are factors that we believe could cause our actual results to differ materially from expected results. Other factors besides those listed could also materially and adversely affect us. This discussion is provided as permitted by the Private Securities Litigation Reform Act of 1995.

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[1]	Viread® is a registered trademark of Gilead Sciences, Inc.

2 https://www.cdc.gov/hiv/statistics/overview/ataglance.html

3 https://www.cdc.gov/hepatitis/hbv/hbvfaq.htm#ref2